BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07028644

RECEIVED
2007 DEC 12 A 9:42

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Washington, DC

December 07, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 4, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Joy Chen

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

Encl.

<u>**Annex 1**</u>

A List of Documents Made Public in connection with the Listing since our last submission on December 4, 2007:

1. Announcement of the Determination of the Offer Size and Offer Price for the A Share Issue by China Shipping Container Lines Company Limited, released on December 06, 2007.



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

DETERMINATION OF OFFER SIZE AND OFFER PRICE FOR THE A SHARE ISSUE

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board is pleased to announce that the Company will issue 2,336,625,000 A Shares at the final offer price of RMB 6.62 per A Share.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the Company's announcements dated 9 August 2007, 19 November 2007, 27 November 2007 and 3 December 2007 and the circular to Shareholders dated 15 August 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as those defined in the said announcements and circular.

The Board is pleased to announce that the Company will issue 2,336,625,000 A Shares at the final offer price of RMB 6.62 per A Share. The above offer size and offer price were determined based on various considerations, including the results of the book-building price consultation process, the traded price of the H Shares, the fundamentals of the Company, valuation of comparable companies and market conditions.

An announcement regarding the offer price for the A Share Issue will be published in three PRC newspapers, namely, the China Securities Journal, Shanghai Securities News and Securities Times on 7 December 2007.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
6 December 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END